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[LETTERHEAD]

KRISTIN L. JOHNSON
(612) 371-3929
kjohnson@lindquist.com



                                   December 4, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

    Re:  AGSCO, Inc.

Ladies and Gentlemen:

    On behalf of AGSCO, Inc. (the "Company"), we hereby transmit electronically for filing via EDGAR a request to withdraw the Company's Registration Statement on Form 10, with exhibits, relating to the registration of the Company's common stock under the Securities Exchange Act of 1934. The Company has failed to reach the minimum for the public offering of its common stock under Regulation A adopted under the Securities Act of 1933, as amended, and has, therefore, decided to terminate that offering. Accordingly, the Company has asked that its Form 10 be withdrawn.

    If you have any questions or comments concerning the filing or desire additional information, please contact either the undersigned at (612) 371-3929 or Thomas Lovett at (612) 371-3270.


                             Very truly yours,

                             LINDQUIST & VENNUM p.l.l.p

                             /s/ Kristin L. Johnson

                             Kristin L. Johnson

cc: Shawn Klein